Crédit Agricole Securities (USA) Inc.

Statement of Income and Comprehensive Income

Year Ended December 31, 2019
(Dollars in Thousands)

Revenues		
Investment banking	$	119,279
Interest and dividends		36,342
Service fees		17,489
Net loss from principal transactions		(1,602)
Commission income		448
Other income		7,529
Total revenues		179,485
Expenses		
Employee compensation and benefits		38,430
Service fees		34,933
Interest		29,461
Communications and data processing		4,997
Professional services		5,442
Clearance and floor brokerage		2,977
Promotional		1,698
Travel and entertainment		854
Occupancy and equipment costs		561
Other expenses		3,479
Total expenses		122,832
Income before income tax expense		56,653
Income tax expense		14,540
Net income	$	42,113
Other comprehensive income		
Loss from pension and other postretirement benefits (net of $239 tax)	$	1,647
Comprehensive income	$	40,466

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.